FREDERICK W. DREHER DIRECT DIAL: 215.979.1234 PERSONAL FAX: 215.979.1213 E-MAIL: fwdreher@duanemorris.com July 9, 2009	DUANE MORRIS	FIRM and AFFILIATE
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Vanessa Robertson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Donegal Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File Number: 000-15341
Dear Ms. Robertson:
     On behalf of Donegal Group Inc., we hereby acknowledge the receipt of Mr. Rosenberg’s July 2, 2009 letter to Jeffrey D. Miller, Senior Vice President and Chief Financial Officer of Donegal Group Inc. We advise the staff that Donegal Group Inc. will file a detailed response letter within the requested 10 business days.

Sincerely,

/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	Donald H. Nikolaus Jeffrey D. Miller

Duane Morris llp

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